UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Greenfire Resources Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

39525U107

(CUSIP Number)

Adam Waterous
301 8th Avenue SW, Suite 600 Calgary Alberta CA T2P 1C5
(403) 930-6048

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Christopher M. Barlow, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West

New York, New York 10001
Tel.: (212) 735-3972

November 19, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Waterous Energy Fund Management Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: CO

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements (as defined herein).

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 30, 2024, according to the Form 6-K filed by the Issuer on November 15, 2024.

1.	Names of Reporting Persons. Waterous Energy Fund III (Canadian) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: PN

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 30, 2024, according to the Form 6-K filed by the Issuer on November 15, 2024.

1.	Names of Reporting Persons. Waterous Energy Fund III (US) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: PN

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 30, 2024, according to the Form 6-K filed by the Issuer on November 15, 2024.

1.	Names of Reporting Persons. Waterous Energy Fund III (International) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: PN

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 30, 2024, according to the Form 6-K filed by the Issuer on November 15, 2024.

1.	Names of Reporting Persons. Waterous Energy Fund III (Canadian FI) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: PN

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 30, 2024, according to the Form 6-K filed by the Issuer on November 15, 2024.

1.	Names of Reporting Persons. Waterous Energy Fund III (International FI) LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: PN

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 30, 2024, according to the Form 6-K filed by the Issuer on November 15, 2024.

1.	Names of Reporting Persons. WEF III GP (Canadian) Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: CO

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 30, 2024, according to the Form 6-K filed by the Issuer on November 15, 2024.

1.	Names of Reporting Persons. WEF III GP (US) Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: CO

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 30, 2024, according to the Form 6-K filed by the Issuer on November 15, 2024.

1.	Names of Reporting Persons. WEF III GP (International) Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: CO

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 30, 2024, according to the Form 6-K filed by the Issuer on November 15, 2024.

1.	Names of Reporting Persons. WEF III GP (Canadian FI) Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: CO

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 30, 2024, according to the Form 6-K filed by the Issuer on November 15, 2024.

1.	Names of Reporting Persons. WEF III GP (International FI) Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alberta, CA

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,988,854 Common Shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,988,854 Common Shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,988,854 Common Shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.2% (2)
14.	Type of Reporting Person: CO

(1)	Represents an aggregate of 29,988,854 Common Shares purchased pursuant to the Purchase Agreements.

(2)	The percentage calculation is based on an aggregate of 69,468,064 Common Shares outstanding as of September 30, 2024, according to the Form 6-K filed by the Issuer on November 15, 2024.

EXPLANATORY STATEMENT

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the initial statement on Schedule 13D, filed on November 14, 2024 (as amended, the “Schedule 13D”) by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On November 21, 2024, the Reporting Persons issued a press release announcing that they sent an initial letter to the Issuer on November 18, 2024, followed by a final letter on November 19, 2024, which communicated their intent to requisition a special meeting of the shareholders of the Issuer for the purpose of removing the Issuer’s current board of directors, consisting of Matthew Perkal, Robert Logan, Jonathan Klesch and Derek Aylesworth, and replacing them with the Reporting Persons’ six independent director nominees, being Henry Hager, Brian Heald, Andrew Kim, David Knight Legg, David Roosth and Adam Waterous. The foregoing summary of the press release is not intended to be complete and is qualified in its entirety by reference to the full text of the press release, which is filed hereto as Exhibit 99.1 and is incorporated by reference herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, its business and prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons, the Reporting Persons may consider or propose various actions including, but not limited to:

(a)       the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       a corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)       a change in the board of directors or management of the Issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)       a material change in the present capitalization or dividend policy of the Issuer;

(f)        a material change in the Issuer's business or corporate structure;

(g)       a change in the Issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the Issuer by any person or company;

(h)       a class of securities of the Issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)        the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)         a solicitation of proxies from securityholders;

(k)        an action similar to any of those enumerated above.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit Number	Description

99.1	Press Release of the Reporting Persons, dated November 21, 2024.

[The remainder of this page intentionally left blank]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2024

Waterous Energy Fund Management Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: President

Waterous Energy Fund III (Canadian) LP, by its general partner, WEF III GP (Canadian) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

Waterous Energy Fund III (US) LP, by its general partner, WEF III GP (US) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

Waterous Energy Fund III (International) LP, by its general partner, WEF III GP (International) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

Waterous Energy Fund III (Canadian FI) LP, by its general partner, WEF III GP (Canadian FI) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

Waterous Energy Fund III (International FI) LP., by its general partner, WEF III GP (International FI) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

WEF III GP (Canadian) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

WEF III GP (US) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

WEF III GP (International) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

WEF III GP (Canadian FI) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner

WEF III GP (International FI) Corp.

By:	/s/ Adam Waterous
Name: Adam Waterous
Title: CEO and Managing Partner